June 20, 2018

Sally Rau
General Counsel
Cambium Networks Corporation
3800 Golf Road, Suite 360
Rolling Meadows, IL 60008

       Re: Cambium Networks Corporation
           Amendment No. 1 to
           Draft Registration Statement on Form S-1
           Submitted June 11, 2018
           CIK No. 0001738177

Dear Ms. Rau:

      We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1/A submitted June 11, 2018

Prospectus Summary, page 1

1. We note your response to our prior comment 1. Prominently disclose the overview of the restructuring activities as opposed to the current recapitalization undertaken by Vector
       Capital and affiliates, quantifying the associated charges.
Risks related to our business and this offering, page 5

2. We note your response to our prior comment 3. Please revise your disclosure here to
 Sally Rau
FirstNameNetworks Corporation
Cambium LastNameSally Rau
Comapany NameCambium Networks Corporation
June 20, 2018
June 20, 2018 Page 2
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FirstName LastName
         specify corporate opportunities waived for whom and provide a description of the corporate opportunity provision from your articles or provide a cross-reference to such a description.
Use of Proceeds, page 47

3. We note your response to our prior comment 6 and the sections you cross-reference in your Use of Proceeds disclosures. Please revise your disclosures at these cross-referenced sections (i.e., your Prospectus Summary and Certain relationships and related party transactions sections) or where you deem appropriate to discuss material obligations of the
         VCH, L.P. limited partnership agreement as they may affect the company (e.g., dividends and future return of capital). In addition, if material, attach this limited partnership agreement as an exhibit to your registration statement.
Management's Discussion and Analysis
Overview, page 53

4. We note your response to prior comment 7. In addition to your revised disclosure on the impact of the recapitalization, please discuss your operational restructuring activities and the likely impact of known trends, demands, commitments, events or uncertainties that are reasonably likely to have material effects on your financial condition or results of operations. For example, discuss any cost savings initiatives and other restructuring activities undertaken including, by way of example, exiting facilities, reducing your workforce, relocating positions to lower cost geographies, etc., that have generated significant cost savings and whether you expect further cost savings to be generated.
         Please revise your overview to address in more detail how these trends, demands, commitments etc. are likely to affect your financial condition or results of operations.
Business
Regulatory requirements, page 90

5. We note your response to our prior comment 9 and your revisions on page 90. Please further revise your disclosure to provide more information about regulations that affect your business. For example, please elaborate on the material regulations specifically applicable to your emissions and spectrum use.
Consolidated Financial Statements
Consolidated Balance Sheets, page F-3

6. We note your response to comment 12. Please quantify within your pro forma balance sheet information, the amounts for pro forma total current liabilities, pro forma total liabilities, pro forma total shareholders' deficit and pro forma total liabilities and deficit.
 Sally Rau
Cambium Networks Corporation
June 20, 2018
Page 3
1. Business and significant accounting policies
Recognition of revenues, page F-9

7. Please tell us if your contracts with customers include an obligation to provide updates to the software embedded in your hardware products. If so, please describe for us the terms associated with your obligation to provide updates and tell us how you considered the impact of this obligation on your allocation of transaction price and timing of revenue recognition.
18. Revenue (unaudited), page F-37

8. Please tell us your consideration of ASC 606-10-50-13 related to the disclosure of the transaction price allocated to remaining performance obligations and ASC 606-10-50-8 through 50-10 related to the disclosure of contract balances.
        You may contact Lisa Haynes Etheredge, Staff Accountant, at 202-551-3424 or Robert
Littlepage, Accountant Branch Chief, at 202-551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Courtney Lindsay,
Staff Attorney, at 202-551-7237 or Celeste Murphy, Legal Branch Chief, at 202-551-3257 with any other questions.

FirstName LastNameSally Rau
Comapany NameCambium Networks Corporation
                                                               Division of
Corporation Finance
June 20, 2018 Page 3                                           Office of
Telecommunications
FirstName LastName